Filed Pursuant To Rule 433

Registration No. 333-209926

April 7, 2016

Market Update

Gold outshines the market in Q1 2016

April 2016	www.gold.org

A glittering start to 2016

Gold staged a spectacular rally in the first quarter of this year, rising 17% in US dollar terms – its best performance in almost three decades. The return on gold significantly outperformed other major stock, bond and commodity indices.

We believe that market uncertainty and expansionary monetary policies will continue to support both investment and central bank demand. This, combined with an analysis of previous bull-bear cycles, suggests we may be entering a new bull market for gold.

The gold price rose by 17% in US dollars in Q1 2016.

Gold’s strong rally made it one of the best performing global assets during the first quarter. Its price also increased in the major trading currencies, rising by 11%, 20% and 9% in euro, British pound and Japanese yen terms respectively. It was up 16% in Chinese renminbi and Indian rupee terms, and 12% in Turkish lira (Table 1).

Table 1: Gold delivers strong returns to investors around the world

Quarterly gold performance in key currencies*

	USD	EUR	GBP	JPY	CNY	INR	TRY
Return	16.7%	10.9%	19.2%	8.8%	15.5%	16.3%	12.2%
Ann. volatility	20.7%	17.6%	21.5%	16.0%	21.7%	21.8%	23.0%
Prev. Double digit	Q3’12	Q1’15	Q3’11	Q1’12	Q2’10	Q3’11	Q3’13
Prev. High return	Q3’86	Q1’15	Q4’08	Q1’12	Q1’94	Q3’11	Q3’13

*Gold price performance in US dollars, euro. British pound, Japanese yen, Chinese renminbi, Indian rupee, and Turkish lira selected either by their importance in global transactions or their relevance to gold demand.

Source: Bloomberg, ICE Benchmark Administration Ltd., World Gold Council

Gold outperforms other major asset classes

Gold also outperformed other asset classes, including major equity indices – some of which posted outright declines – investment grade and high yield bonds, as well as the commodities complex, including oil (Chart 1).

Chart 1: Gold strongly outperformed most of the assets that investors hold…

Quarterly return of key assets measured in US dollars*

*Return based on the LBMA Gold Price; Barclays Euro Treasury Aggregate; Brent crude; Barclays US Treasury, Credit and High Yield Aggregates respectively; MSCI EM Index; S&P 500; Barclays 1-3 month T-Bill; Russell 2000; MSCI EMU Index; S&P Goldman Sachs Commodity Index; Hang Seng Index; and TOPIX.

Source: Bloomberg, ICE Benchmark Administration Ltd., World Gold Council

Market uncertainty and expansionary policies support gold

The rally in the gold price is being supported by five key factors, in our view:

1.	Ongoing concerns about economic growth and financial stability in emerging markets
2.	A hiatus in the rise of the US dollar
3.	The implementation of negative interest rate policies by leading global central banks[1]
4.	The return of pent up investment demand for gold
5.	Price momentum (i.e. investors following gold’s upward trend).

1	See Gold in a world of negative interest rates, March 2016.

01

Investment demand has been strong on many fronts

The gold price has benefitted from strong investment inflows. Combined sales of 22k (Eagles) and 24k (Buffalos) gold coins by the US Mint, increased 51% YoY in the first quarter, while gold-backed ETFs had the second strongest quarter on record, with demand from the US, Europe and China and other regions rising by a combined 363 tonnes (Chart 2). Net long positions on COMEX,2 the world’s largest gold futures exchange, had its largest quarterly average increase since the Q4 2009. Anecdotal evidence suggests that, in contrast to increases in investment flows in the recent past, investor interest is broader based, coming from both retail and institutional investors.

Chart 2: Gold-backed ETFs have seen their strongest inflows since the 2008-2009 financial crisis

Global gold-backed ETF (and similar) flows*

*Includes 75 global gold-backed ETFs and similar products we regularly monitor.

Source: Respective ETFs and fund managers, World Gold Council

The start of a new bull run for gold?

Historical analysis of previous bull-bear market cycles is also encouraging.3 Gold has experienced five bull markets and five subsequent bear markets since the 1970s4 (Table 2). Previous bear markets (excluding the current one) have had a median length of 52 months, during which the price of gold declined between 35% and 55%. As of December 2015, gold’s price pullback was already in line with the median length and magnitude of these previous bear markets.

2	Non-commercial net longs exclude producers and qualified hedgers and are usually considered a proxy of positioning by the more speculative end of the spectrum.

3	Past performance is not a guarantee future performance.

4	See Investment Commentary: 2015 review and 2016 outlook, January 2016.

History also shows that two consecutive quarters of strong returns have typically resulted in a more sustained rally. So far, we have had one very strong quarter. But inflows into gold look, to us, set to remain robust in second quarter, as the current macroeconomic environment remains supportive for both investment and central bank demand. The interconnectedness of global financial markets has increased the likelihood of successive economic crises and market contagion, in our view. In addition, the prolonged presence of low (even negative) interest rates has fundamentally altered the way investors think about risk.5

Table 2: Gold has experienced five bear and bull cycles since the 1970s*

Bull market			Bear market
Dates	M	Cumulative return	Dates	M	Cumulative return
1/70-1/75	61	451.4%	1/75-9/76	20	-46.4%
10/76-2/80	41	721.3%	2/80-3/85	61	-55.9%
3/85-12/87	33	75.8%	12/87-3/93	63	-34.7%
4/93-2/96	35	27.2%	2/96-9/99	43	-39.1%
10/99-9/11	144	649.6%	9/11-12/15	52	-44.1%
Average	63	385.1%	Average†	47	-44.0%
Median	41	451.4%	Median†	52	-42.7%

*We are defining a bull market as a period where US dollar gold prices rose for at least two consecutive years and bear markets as the subsequent periods where the price generally fell for a sustained time.

M=length in months.

†Excludes the period from September 2011 to December 2015.

Source: Bloomberg, ICE Benchmark Administration Ltd, World Gold Council

5	See Gold in a world of negative interest rates, March 2016.

Market Update | Gold outshines the market in Q1 2016	02

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership, and be the global authority on the gold market.

We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies.

World Gold Council

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United Kingdom

T +44 20 7826 4700

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W www.gold.org

For more information

Please contact:

Juan Carlos Artigas

Director, Investment Research

juancarlos.artigas@gold.org

+1 212 317 3826

Ezechiel Copic

Director, Central Banks & Public Policy

ezechiel.copic@gold.org

+1 212 317 3806

Alistair Hewitt

Director, Market Intelligence

alistair.hewitt@gold.org

+44 20 7826 4741

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any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this document. Before making any investment decision, prospective investors should seek advice from their own financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

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This document contains forward-looking statements. The use of the words “believes”, “expects”, “may”, or “suggests”, or similar terminology, identifies a statement as “forward-looking”. The forward-looking statements included in this document are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council of the statistics available to it. Assumptions relating to the forward-looking statement involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved.

The World Gold Council cautions you not to place undue reliance on its forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.

Market Update | Gold outshines the market in Q1 2016	03

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